THIS DOCUMENT IS A COPY OF THE SCHEDULE TO FILED ON JUNE 5, 2003 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                          ----------------------------
                       Span-America Medical Systems, Inc.
                       (Name of Subject Company (Issuer))
                          ----------------------------
                                  Jerry Zucker
                        (Name of Filing Person (Offeror))
                          ----------------------------
                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)
                          ----------------------------
                                    846396109
                      (CUSIP Number of Class of Securities)
                          ----------------------------
                                  Jerry Zucker
                         c/o The Inter Tech Group, Inc.
                              Post Office Box 5205
                           North Charleston, SC 29405
                                 (843) 744-5174
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                 Communications on Behalf of the Filing Persons)
                          ----------------------------
                                 with a copy to:
                            George S. King, Jr., Esq.
                          Haynsworth Sinkler Boyd, P.A.
                              Post Office Box 11889
                         Columbia, South Carolina 29211
                                 (803) 779-3080

                            CALCULATION OF FILING FEE
==============================================================================
  Transaction Valuation                  Amount of Filing Fee
-------------------------------- ---------------------------------------------
           N/A                                  N/A
================================ =============================================
/_/  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  N/A                  Filing Party:  N/A
         Form or Registration No.: N/A                 Date Filed:    N/A
/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ third-party tender offer subject to Rule 14d-1.
/_/ issuer tender offer subject to Rule 13e-4.
/_/ going-private transaction subject to Rule 13e-3.
/X/ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP NO. 846396109

1        NAME OF REPORTING PERSON
                  Jerry Zucker

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  /  /
                                                                       (b)  /  /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF, OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  251,800

         8        SHARE VOTING POWER
                          0

         9        SOLE DISPOSITIVE POWER
                  251,800

         10       SHARED DISPOSITIVE POWER
                          0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  251,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.87%

14       TYPE OF REPORTING PERSON*
                  IN

Pursuant to General  Instruction D to Schedule TO, this combined Schedule TO and
Schedule 13D relates to pre-commencement communications by Jerry Zucker, the texts of which are attached hereto as Exhibit (a)(5).

Pursuant to General Instruction G to Schedule TO, the first paragraph of Item 4 of Amendment No.1 to the Schedule 13D filed by Jerry Zucker with respect to his ownership of more than 5% of the common stock of Span-America Medical Systems, Inc., is hereby amended to read as follows:

"Item 4. Purpose of Transaction

Mr. Zucker purchased the Shares for investment purposes. Mr. Zucker is continuing to review the performance of his investment and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Zucker may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. Mr. Zucker may explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Mr. Zucker has requested that the board of directors of the Issuer redeem the rights issued to shareholders under the Issuer's shareholder rights agreement and amend the Issuer's bylaws to opt out of the South Carolina Control Share Acquisition Act so that he, or an entity to be set up by him for that purpose, may make a tender offer for all of the outstanding shares of common stock of the Issuer for $9.25 per share. Although the foregoing reflects activities presently contemplated by Mr. Zucker with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Zucker will take any of the actions referred to above."

         EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------
(a)(5)             Text of Press Release by Jerry Zucker issued on June 3, 2003.

                                                                  Exhibit (a)(5)


PRESS RELEASE

North Charleston, South Carolina                                   June 3, 2003.

         Jerry Zucker, a substantial shareholder of Span-America Medical Systems, Inc., [NASDAQ: SPAN] announced today that he had requested the board of directors to redeem the Span-America "poison pill" and amend the bylaws of Span-America to permit him to make a tender offer for up to all of the outstanding shares of common stock of Span-America. If those barriers are removed he said he intends to make an offer to purchase up to 100% the stock for $9.25 per share. The tender offer, when it is made, will be made by means of a Tender Offer Statement.

         Shareholders of Span-America are advised to read the Tender Offer Statement when it is available because it contains valuable information. Shareholders will be able to obtain the Tender Offer Statement and other filed documents for free at the Securities and Exchange Commission's website at
http://www.sec.gov and from Mr. Zucker at Post Office Box 5205, North Charleston, SC 29405.

         Attached to this press release is the text of the letter sent to the Span-America board of directors by Mr. Zucker on June 3, 2003.

Board of Directors
Span-America Medical Systems, Inc.
Post Office Box 5231
Greenville, South Carolina 29606

June 3, 2003

Gentlemen:

         This letter is my request that you take the appropriate action to redeem the rights previously issued to shareholders of the corporation under the Amended and Restated Shareholder Rights Agreement dated as of March 24, 2003, and amend the bylaws of the corporation to provide that Article I of Chapter 2 of Title 35 of the Code of Laws of South Carolina, 1976, as amended, does not apply to control share acquisitions of control shares of the corporation. The purpose of the request is to remove barriers to my ability to make a tender offer for all of the shares of common stock of the corporation. Promptly after you redeem the rights and amend the bylaws, I intend to commence a tender offer to buy up to all of the outstanding shares of the corporation for a price of $9.25 per share. The offer may be made by me personally, or by an entity that I set-up for that purpose.

         The tender price of $9.25 per share represents a premium of 31.6% over the price of $7.03 a share that I paid when I first acquired shares of the corporation in December, 2002. I believe the bulk of the increase in the quoted prices above $7.03 since December was due to my buying the stock and $9.25 is a substantial premium over the price the stock would command in my absence. However, if the board believes the stock is worth more than $9.25 per share and can find someone who will make a tender offer of more than that for the stock, I will gladly tender my shares to such person.

         As you are aware, it is the board of directors' legal duty to act in the best interest of the shareholders. If you do not take the requested action, you will deny the shareholders the opportunity to decide for themselves whether to sell their stock or not. That could hardly be considered in the shareholders' best interest.

         I am prepared to move forward with a tender offer promptly after notice that the barriers referenced above have been removed. Please advise me of your decision with respect to these matters as soon as possible.

Sincerely,



Jerry Zucker